20012912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scarsdale Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Rockefeller Plaza, Suite 720
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 17 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis A. Mlynarczyk, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scarsdale Equities LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER M. FITZGERALD
Notary Public, State of New York
Registration #01SE6055767
Qualified In New York County
Commission Expires March 5, 2023

Signature

Chief Executive Officer

Title

Heather Fitzgerald

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY, SUITE 605
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Report of Independent Registered Public Accounting Firm

To the Members of
Scarsdale Equities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scarsdale Equities LLC, as of December 31, 2019, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with the accompanying principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital, Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Reconciliations Under Rule 17a-5(d)(4) of the Securities and Exchange Commission, (the supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including

its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Sanford Becker & Co., P.C.

New York, NY
March 16, 2020

SCARSDALE EQUITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash and cash equivalents	$	658,085
Accounts receivable		115,991
Non-marketable securities		17,992
Prepaid expenses		21,636
Receivable from Members		55,434
Other assets		61,104
Property and equipment, less accumulated depreciation of $110,901		0
Total Assets	**$**	**930,242**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	380,090
Subordinated loan – Member		350,000
Total Liabilities		730,090
Members' Equity		
Members' equity		200,152
Total Liabilities and Member's Equity	**$**	**930,242**

See accompanying auditors' report and notes to financial statements.

SCARSDALE EQUITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Scarsdale Equities LLC, (the "Company"), is a registered broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company operates principally under a clearance agreement with another broker, whereby the Company is engaged in trading securities on behalf of the Company's clients. In addition, the Company provides investment banking, private placement and advisory services to its clients in connection with various investing transactions.

Business Plan

The Company was profitable in the current fiscal year 2019 after experiencing substantial operating losses in the previous two fiscal years. The primary reason for the improvement in the current fiscal year was the result of implementing a substantial cost reduction plan. The benefits from the actions taken are continuing in fiscal year 2020, which will see additional cost reductions from the expiration of the firm's ten year lease effective February 29, 2020, and the assumption of smaller office space effective March 1, 2020. The Company was released of its security deposit which will provide the Company with additional working capital. Should the recent operating results persist, the firm would be profitable for the entire fiscal year 2020. In the event circumstances change for the worse, management believes it is fully capable of supplying any liquidity or capital shortfall as it has done from time to time in recent years.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. Any changes from period to period between cost and market value are included in income.

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. Revenues and expenses for these transactions would not be materially different if reported on a trade date basis.

The Company recognizes revenue upon providing investment banking, private placement and advisory services to its clients when the amount is determinable and realizable.

Note 1 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Income Taxes

The Company is a limited liability company, and is taxed as an S-Corporation for Federal and State income tax purposes, whereby, the individual members of the Company includes the Company's income or loss on their individual income tax returns. Accordingly, no provision for Federal and State income tax has been provided. The company provides for taxes for local jurisdictions.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Note 2 - Concentration of Credit Risk

The Company maintains cash balances at financial institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 – Due From Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts. As part of the agreement, the Company is required to maintain cash or securities deposited at the clearing broker of not less than $100,000 which is included in Due From Broker.

SCARSDALE EQUITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 4 – Fair Value Measurements of Investments

The Company uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures. The Company's investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets and liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measure.

At December 31, 2019, assets measured at fair value on a recurring basis:

	Total	Mining Canadian	Other United States
Level 1 Listed Equities	$ - 0 -	$ - 0 -	$ - 0 -
Level 2 Warrants	- 0 -	- 0 -	- 0 -
Level 3 Restricted Equities	- 0 -	- 0 -	- 0 -
Total	$ - 0 -	$ - 0 -	$ - 0 -

The following is a reconciliation of the beginning and ending balances measured at fair value using significant unobservable inputs during the year ended December 31, 2019:

	Beginning Balance	Adjustments	Ending Balance
Private and restricted securities	$ 52,106	$ (34,114)	$ 17,992

Note 5 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of $357,241 which exceeded the required minimum net capital by $257,241. Aggregate indebtedness at December 31, 2019 totaled $380,090 and the ratio of aggregate indebtedness to net capital was 1.06 to 1. The Company also has an outstanding subordinated loan in the amount of $350,000.

Note 6 - Commitments and Contingencies

Lease – New York

During 2009, the Company renegotiated its lease for New York office space which commenced October 2009. The terms of the non-cancelable lease call for annual rentals for years 1-5 amounting to $194,568 and for years 6-10 amounting to $210,648. The lease matures February 2020. Monthly lease payments are subject to escalations charges based on increases for real estate taxes and other operating expenses. For the year ended December 31, 2019, rent expense totaled $223,846. In addition, it is the practice of the firm that some individuals are either charged internally or make payments to the Company for the use of space.

Note 7 – New Accounting Pronouncement

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The ASU 2014-09 is effective for annual periods beginning after December 15, 2017. The Company adopted the standard effective January 1, 2018 which did not have a material impact on its financial statements.

Note 7 – New Accounting Pronouncement (Continued)

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to lease arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. On January 1, 2019, the Company adopted this new standard which has not caused significant changes to the way leases are recorded, presented and disclosed in the Company's financial statements.

Note 8 – Receivable from Members

During the year ended December 31, 2019, the Company prepaid commissions to a member. Such advances are non-interest bearing and should be repaid from future earnings.

Note 9 – Revenue from Contracts with Customers

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Note 9 – Revenue from Contracts with Customers (Continued)

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriters. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contacted to buy.

The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Advisory Fees. The Company provides advisory services on capital planning, mergers, and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the consumer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, all amounts were immaterial.

Costs to Obtain or Fulfill a Contract with a Customer

The Company has recorded costs incurred to obtain revenue contracts with its customers, as expenses at time of issuance.

Note 10 – Subsequent Events

The Company has evaluated subsequent events through March 16, 2020, the date of the financial statements were available for issuance.